UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____) *

INTERNATIONAL WESTERN PETROLEUM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46056T102

(CUSIP Number)

Patrick L. Riggs

10530 Normont Drive

Houston, TX 77070

Telephone: 612-850-5029

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46056T102	Page 2 of 6

1	Names of Reporting Persons Patrick L. Riggs
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [ ]

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 5,900,000
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 5,900,000
	10)	SHARED DISPOSITIVE POWER 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,900,000
12)	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13)	Percent of Class Represented By Amount in Row (11) 6.61%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 46056T102	Page 3 of 6

1	Names of Reporting Persons Riggs Capital Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [ ]

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,900,000
12)	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13)	Percent of Class Represented By Amount in Row (11) 6.61%
14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 46056T102	Page 4 of 6

Item 1. Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “common shares”) of International Petroleum. Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5525 N. MacArthur Boulevard, Suite 280, Irving, Texas 75038.

Item 2. Identity and Background.

(a), (b), (f)       This Schedule 13D is being filed by Patrick L. Riggs, a citizen of the United States, and Riggs Capital Inc., a Minnesota corporation (“RCI”). Mr. Riggs is the sole officer, director, and stockholder of RCI, and they have the same address, which is 10530 Normont Drive, Houston, Texas 77070.

(c)       Mr. Riggs is in the business of providing business development and advisory services, and the business of private investment for his own account. He conducts this business directly and through RCI.

(d)       Neither Mr. Riggs or RCI has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither Mr. Riggs or RCI has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On August 2, 2017, the Issuer and RCI completed a debt conversion pursuant to the Debt Conversion Agreement dated August 1, 2017 (the “Conversion Agreement”). Pursuant to the Conversion Agreement the Issuer issued to RCI 5,900,000 shares of the Issuer’s common stock in consideration for cancellation of the Issuer’s indebtedness owed to RCI in the total amount of $379,428. RCI instructed that the 5,900,000 common shares be issued 2,250,000 shares to RCI and 3,650,000 shares to Patrick L. Riggs.

Item 4. Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On July 28, 2017, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with seven investors for the sale of 34,500,000 shares of common stock for $345,000. As a condition to closing the sale of shares under the Purchase Agreement, the Issuer was required to effectuate the conversion of indebtedness owed by the Issuer to RCI to common stock of the Issuer. This was memorialized in the Conversion Agreement and closed August 2, 2017.

Mr. Riggs, from time to time, may enter into discussions with directors and officers of the Issuer, and other shareholders or third parties in connection with his investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives including, but not limited to, improving capital structure and/or capital allocation, merger transactions, and general corporate strategies.

CUSIP No. 46056T102	Page 5 of 6

Mr. Riggs and RCI intend to review the investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the common shares, other investment opportunities available to them, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional common shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the common shares (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of the Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, Mr. Riggs may be deemed to be the beneficial owner of 5,900,000 common shares, constituting 6.61% of the approximately 89,211,013 issued and outstanding common shares as of August 3, 2017, after effectuating the issuance of common shares under the conversion Agreement and the Purchase Agreement. The figure for Mr. Riggs includes 2,250,000 shares held by RCI and 3,650,000 shares held by Mr. Riggs.

Mr. Riggs may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) all 5,900,000 common shares of the Issuer because he is the sole officer, director, and stockholder of RCI.

(c)       On August 2, 2017, the Issuer and RCI completed a debt conversion under the terms of the Conversion Agreement. Pursuant to the Conversion Agreement the Issuer issued to RCI 5,900,000 shares of the Issuer’s common stock in consideration for cancellation of the Issuer’s indebtedness owed to RCI in the total amount of $379,428. RCI instructed that the 5,900,000 common shares be issued 2,250,000 shares to RCI and 3,650,000 shares to Patrick L. Riggs.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of Mr. Riggs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Included with this report as an exhibit is the Debt Conversion Agreement dated August 1, 2017, between International Petroleum. Inc., and Riggs Capital, Inc.

CUSIP No. 46056T102	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2017	/s/ Patrick L. Riggs
Patrick L. Riggs
Riggs Capital,Inc.

Date: August 11, 2017	By	/s/ Patrick L. Riggs
Patrick L. Riggs, Chief Executive Officer